Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

United States

30 September 2011

Dear Mr. Spirgel,

Re:	Vodafone Group Public Limited Company.
Form 20-F for the fiscal year ended March 31, 2011
Filed June 17, 2011
File No. 1-10086

I refer to your letter dated 23 September 2011. I can confirm that we intend to submit our responses to the Staff’s comments by 14 October 2011.

Vodafone appreciates your cooperation in extending the deadline for its response.

Yours sincerely,

/s/ Andy Halford
Chief Financial Officer

cc:	Ms. Ivette Leon
Mr. Carlos Pacho
Securities and Exchange Commission

Mr. Michael Bienenfeld
Mr. Thomas B. Shropshire, Jr.
Linklaters LLP